

MURCHINSON

<u>Exhibit B</u>

THE MURCHINSON PROPOSED RESOLUTIONS

PROPOSAL 4
TO AMEND ARTICLE 41 OF THE COMPANY'S ARTICLES OF ASSOCIATION

"RESOLVED, that Article 41 of the Company's Articles of Association is hereby amended and restated to read as follows:

"(a)   In the event of one or more vacancies in the Board of Directors (whether such vacancy is due to a Director no longer serving for whatever reason or due to the number of Directors serving being less than the maximum number stated in Article 38 hereof), such vacancy(ies) may be filled by (i) the Board of Directors or (ii) the shareholders by a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting to fill such vacancy(ies) at such General Meeting; *provided, however*, that, notwithstanding clause (i), shareholders shall have the sole and exclusive authority to appoint a Director(s) to fill any vacancy(ies) resulting from the removal of a Director(s) by shareholders at a General Meeting (or resulting from the resignation of a Director(s) who has resigned at any time following the submission of a shareholder proposal submitted pursuant to Section 63(b) or Section 66(b) of the Companies Law to remove him or her and prior to removal thereof at the General Meeting).

(b)   In the event of one or more vacancies in the Board of Directors, the continuing Directors may continue to act in every matter; *provided, however*, that if they number less than the minimum number provided in Article 38 hereof, they may only act in an emergency or, subject to clause (a)(ii) above, to fill the office of director which has become vacant up to a number equal to the minimum number provided in Article 38 hereof.

(c)   The office of a Director that was appointed by (i) the Board of Directors to fill any vacancy (and, for the sake of clarity, was not thereafter appointed or elected by shareholders) - shall only be until the first Annual General Meeting convened after such appointment or until such earlier time as such Director's office is vacated, whichever is the earlier; or (ii) shareholders to fill any vacancy - shall only be for the remaining period of time during which the Director whose service has ended and whose vacancy was so filled would have held office or until such earlier time as such Director's office is vacated, whichever is the earlier."

PROPOSAL 5
REMOVAL OF DIRECTORS

5a. "RESOLVED THAT: Mr. Yoav Stern be, and he hereby is, removed from the Board, effective immediately;"

5b. "RESOLVED THAT: Mr. Oded Gera be, and he hereby is, removed from the Board, effective immediately;"

5c. "RESOLVED THAT: any and all new directors appointed by the Board on or following October 18, 2023 and until the conclusion of the Extraordinary General Meeting to be held on December 13, 2023 (the "EGM") be, and they hereby are, removed from the Board, effective immediately."

PROPOSAL 6

APPOINTMENT OF TWO DIRECTORS

6a. "RESOLVED THAT: Subject to approval of the removal of at least one of the Company's directors pursuant to Proposal 5 or any other vacancy in the Board of Directors, Mr. Ofir Baharav be, and he hereby is, appointed to the Board, effective immediately, for a term ending in accordance with the Company's Articles of Association (as amended);

6b. RESOLVED THAT: Subject to approval of the removal of at least two of the Company's directors pursuant to Proposal 5 or any other two vacancies in the Board of Directors, Ms. Timor Arbel-Sadras be, and she hereby is, appointed to the Board, effective immediately, for a term ending in accordance with the Company's Articles of Association (as amended); and it is hereby clarified and approved that in the case that more than one director is removed (or more than one vacancy) (a "Vacant Director"), (i) Mr. Baharav shall serve until the longest remaining period of office among the Vacant Directors and (ii) Ms. Timor Arbel-Sadras shall serve until the next longest remaining period of office among the Vacant Directors."

PROPOSAL 7
TO ADD NEW ARTICLE 71 TO THE COMPANY'S ARTICLES OF ASSOCIATION – MAJOR TRANSACTIONS

"RESOLVED, that the Company's Articles of Association are hereby amended to add a new Article 71 to read as follows:

71. **Major Transactions**

(a) The Company may not consummate a Major Transaction unless such Major Transaction is approved and authorized by a Shareholders' resolution.

(b) For purposes hereof, the term "Major Transaction" means either an Acquisition Transaction or an Equity Financing.

(c) For purposes hereof, the term "Acquisition Transaction" means any transaction(s) involving (i) the acquisition or purchase by the Company or its Subsidiaries, directly or indirectly, of the equity or securities of any entity or business, whether by way of purchase, merger, business combination, asset purchase or otherwise, and (ii) where the fair market value of the consideration (including contingent consideration) payable therefor (whether in cash,



securities or other assets) exceeds US$50 million individually, or, in the aggregate with all other transactions described in clause (i) that are effected in the 12 months preceding thereto, US$100 million.

(d) For purposes hereof, the term "<u>Equity Financing</u>" means a transaction that entails the issuance by the Company or any of its Subsidiaries of Ordinary Shares or Ordinary Share Equivalents (or a combination of units thereof), other than Excluded Securities. "<u>Ordinary Share Equivalents</u>" means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred stock, right, option, warrant, American depositary shares or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares. "<u>Excluded Securities</u>" means any Ordinary Shares issued or issuable: (i) as RSUs or stock options to employees, officers or consultants of the Company or its Subsidiaries in the ordinary course of business pursuant to any stock or option plan duly adopted for such purpose, approved by a vote of at least two thirds (2/3) the non-employee members of the Board of Directors; (ii) upon conversion or exercise of any stock options or convertible securities which are outstanding on October 25, 2023 or in accordance with any agreements in effect on such day, provided that the terms thereof are not materially amended, modified or changed on or after such date; and (iii) to vendors for services in the ordinary course of business, approved by a vote of at least two thirds (2/3) the disinterested members of the Board of Directors.

(e) This Article 71 shall expire on the earlier of (i) December 31, 2024 and (ii) 30 days following the 2024 annual meeting of shareholders (the "<u>Expiration Date</u>"); it being clarified that if a definitive agreement with respect to a Major Transaction is entered into prior to such date, such Major Transaction shall require approval by a Shareholders' resolution even if consummation thereof shall occur after the Expiration Date.